Energy transfer equity, L.p. 2015 Analyst Day November 17th, 2015 Filed By Energy Transfer Corp LP pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: The Williams Companies, Inc. Commission File No.: 001-04174 Date: November 17, 2015

Cautionary Statement Regarding Forward-Looking Statements This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company's future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words "anticipates," "expects," "intends," "plans," "should," "could," "would," "may," "will," "believes," "estimates," "potential," "target," "opportunity," "designed," "create," "predict," "project," "seek," "ongoing," "increases" or "continue" and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the U.S. Securities and Exchange Commission (the "SEC") and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company's future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes. Legal Disclaimer This presentation relates to a meeting among members of management of Energy Transfer Partners, L.P. (ETP), Energy Transfer Equity, L.P. (ETE), Sunoco LP (SUN) and Sunoco Logistics Partners L.P. (SXL) (collectively, the Partnerships) and research analysts to be held in Dallas, Texas on Tuesday, November 17, 2015. At this meeting, members of the Partnerships’ management may make statements about future events, outlook and expectations related to ETP, ETE, SUN, SXL and Panhandle Eastern Pipe Line Company (collectively, the Companies) and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Companies and their subsidiaries, all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at this meeting and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Companies. While the Companies believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Companies and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Companies with the Securities and Exchange Commission, copies of which are available to the public. The Companies expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, are subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels. Additional Information and Where to Find It SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION (THE "TRANSACTION”) INVOLVING THE BUSINESS COMBINATION OF ENERGY TRANSFER EQUITY, L.P. (“ETE”) AND THE WILLIAMS COMPANIES, INC. (“WMB" AND/OR “WILLIAMS”) CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by ETE, Energy Transfer Corp LP (“ETC”) or Williams with the U.S. Securities and Exchange Commission (“SEC”), may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or Williams at the following: Energy Transfer Equity, L.P. 3738 Oak Lawn Ave. Dallas, TX 75219 Attention: Investor Relations Phone: 214-981-0700 The Williams Companies, Inc. One Williams Center Tulsa, OK 74172 Attention: Investor Relations Phone: 800-600-3782

PRO FORMA ENERGY TRANSFER ORGANIZATIONAL STRUCTURE


ENERGY TRANSFER CORP
(NYSE: ETC)
ENERGY TRANSFER EQUITY L.P.
(NYSE: ETE)
58.8% LP Interest
100% GP / IDRs
100% Interest (1)
~2% LP interest*
100% GP / IDRs
~1% LP Interest
100% GP / IDRs
90% GP / IDRs
(Class H Units)
WILLIAMS PARTNERS, L.P.
(NYSE: WPZ)
Baa2 / BBB / BBB
SUNOCO LP
(NYSE: SUN)
Ba2 / BB / BB
~46% LP Interest
ENERGY TRANSFER PARTNERS, L.P.
(NYSE: ETP)
Baa3 / BBB- / BBB-
27% LP Interest
10% GP / IDRs
SUNOCO LOGISTICS PARTNERS L.P.
(NYSE: SXL)
Baa2 / BBB / BBB
ENERGY TRANSFER LNG
60% Interest
40% Interest
Lake Charles LNG (Regas)
Lake Charles LNG Export Co
Legend:
Publicly Traded MLP
Pro Forma
Operating Business

(1) Owner and operator of LNG facility in Lake Charles, LA and expected nucleus of another MLP.

* PF ETP / SUN dropdown announcement on November 16, 2015

3

Energy Transfer Family Evolution Over Time Transformational Objectives Key Accomplishments Add $ amounts; Align timeline with dates or x-axis Total ETE has announced or executed on nearly $128 billion of midstream opportunities since 2004 2004 – 2011 2012 – 2013 ETP reverse merger with Heritage Propane ETP acquisition of TUFCO ($0.5bn) ETP acquisition of Houston Pipeline ($0.8bn) ETP acquisition of Transwestern Pipeline ($1.5bn) ETE acquisition of GP interest in Regency from General Electric Financial ($0.3bn) ETP (70%) and Regency (30%) acquisition of Louis Dreyfus High-bridge Energy ($2.0bn) ETE acquisition of Southern Union (SUG) ($7.9bn) ETP acquisition of Citrus ($1.9bn) ETP acquisition of Sunoco ($5.3bn) ETP and ETE formation of ETP Holdco Contribution of Heritage Propane/Titan Energy Partners to AmeriGas ($2.9bn) Sale of LDC assets to Laclede ($1.0bn) ETP acquisition of ETE’s interest in ETP Holdco ($3.8bn) Contribution of SUGS to Regency ($1.5bn) Exchange of 50.16mm ETP units for 50% of SXL GP/IDRs between ETP and ETE Monetization of APU units by ETP ETP acquisition of Susser Holdings and 50% LP interest in Susser Petroleum Partners ($1.8bn) ETP dropdown of Mid-Atlantic Convenience Stores to SUN ($0.8bn) Exchange of Lake Charles LNG (regas) for 18.71mm ETP units ($1.0bn) 2014 2015 Shading represents ETE market cap of $6bn in 2008 to $20bn today Distribution Yield Build an initial platform of midstream assets in key basins to allow for future expansion into other geographies and business lines Key acquisitions to gain scale and geographic diversity, creating a market leader in the midstream space and building the back-bone of what is Energy Transfer today Simplify corporate structure and streamline non-core assets Diversify business mix through strategic expansion into complementary parts of midstream value chain, such as retail, logistics and LNG Unlock value via transformation of ETE into pure-play GP Create a major player in midstream sector and one of the largest energy companies in the world Simplify retail business structure Increase investor base and capital markets access through the formation of ETC, the entity acquiring WMB ~$5bn ~$20bn ~$9bn ~$94bn Current Yield: 5.6% Current Market Cap: $19bn Build Simplify Continue growth Exchange of 30.8mm ETP units and interest in Bakken Pipeline for 40% of SXL GP/IDRs between ETP and ETE ($3.7bn) ETP acquisition of King Ranch assets from Exxon Mobil ($0.4bn) Dropdown of retail marketing segment to SUN ($0.8bn) ETP acquisition of Regency Energy Partners ($18.0bn) ETP dropdown of Susser Holdings to SUN ($1.9bn) Exchange of 21mm ETP units for SUN GP/IDRs ($1.1bn) between ETP and ETE ETE acquisition of Williams ($65.8bn) ETP dropdown of remaining retail assets to SUN ($2.2bn) (1) (1) Includes the value of the 40% of WPZ not owned by WMB. Calculated by adding market value of equity + debt + non controlling interest; subject to close of ETE acquisition of WMB Next stage of simplification Beyond

ETE WILL BE AMONG THE LARGEST ENERGY COMPANIES IN THE WORLD

Enterprise Value vs. Top Energy Companies(1)


($ in billions)
$365
$337
$270
$190
$148
$147
Pro Forma
$141
$138
$124
$117
$95
$88
$76
$74
Major
Midstream
Oilfield Services
E&P
ExxonMobil
PetroChina
(2)
Chevron
bp
TOTAL
BR
PETROBRAS
Schlumberger
(3)
KINDER MORGAN
ConocoPhillips
ENBRIDGE
Enterprise Products

ETE Family to Include Three of the Largest Investment Grade MLPs by Enterprise Value(1)


($ in billions)
$74
$60
$48
$29
$24
$23
$21
$18
$17
$15
EPD
ETP
WPZ
PAA
SEP
EEP
OKS
MMP
SXL
WES

	EPD	ETP	WPZ	PAA	SEP	EEP	OKS	MMP	SXL	WES
Credit Rating	Baa1 BBB+ BBB+	Baa3 BBB- BBB-	Baa2 BBB BBB	Baa2 BBB+	Baa2 BBB BBB	Baa3 BBB	Baa2 BBB	Baa1 BBB+	Baa3 BBB BBB	Baa3 BBB-

Source: FactSet. Market data as of 11/13/2015.

(1) Enterprise Value calculated as Market Value of Equity + Preferred Equity + Consolidated Net Debt + NCI. Includes GP Value for MLPs, where applicable. GP value calculated as LP Equity Value / (1 - %GP Cash Flow) x %GP Cash Flow.

(2) Pro forma for RDS and BG acquisition. Enterprise value calculated as sum of standalone enterprise values.

(3) Pro forma for CAM acquisition. Enterprise value calculated as sum of standalone enterprise values.

5

WILLIAMS MERGER ENHANCES ENERGY TRANSFER'S STRENGTHS

WPZ is a major complement to Energy Transfer's existing business and will benefit from its integrated business model

		Franchise Strengths	Opportunities
ETP / SXL / WPZ	**Interstate Natural Gas T&S**	• Access to multiple shale plays, storage facilities and markets • Approximately 90% of revenue from reservation fee contracts • Well-positioned to capitalize on changing market dynamics	• Marcellus natural gas takeaway to the Midwest, Gulf Coast, and Canada • Backhaul to LNG exports and new petrochemical demand on Gulf Coast • Expansions of Transco into NY, PA, NJ, and VA through Constitution, Atlantic Sunrise, Appalachian Connector, and other projects
ETP / SXL / WPZ	**Intrastate Natural Gas T&S**	• Well-positioned to capture additional revenues from anticipated changes in natural gas supply and demand in next 5 years • Largest intrastate natural gas pipeline and storage system on the Gulf Coast	• Development of the emerging Waha Hub • Natural gas exports to Mexico • Additional LNG and petrochemical development demand on Gulf Coast
ETP / SXL / WPZ	**Midstream**	• Fastest growing midstream franchise in the Eagle Ford over the last four years • Best in class asset base in Marcellus / Utica basins	• Gathering and processing build out in Texas and Marcellus / Utica • Synergies with ETP downstream assets (NGLs) • Integration of Williams Northeast midstream assets into ETE family
ETP / SXL / WPZ	**Lone Star NGL**	• A world-class integrated platform processing, transporting, fractionating, storing and exporting NGLs • Fastest growing NGLs business in Mont Belvieu • Integrated with Energy Transfer's midstream business	• Increased volumes from transporting and fractionating ETP Midcontinent volumes • Increased fractionation volumes as NGL fractionation agreements expire • Full value chain ownership allows for ethane recovery at current prices
ETP / SXL / WPZ	**Petchem**	• World class Petchem franchise in Gulf Coast and Canada • Key assets: Geismar olefins facility, Canadian olefins	• Geismar expansion, Alberta PDH plant, Alberta Syncrude Offgas project
ETP / SXL / WPZ	**Liquids Transportation & Services**	• Bakken Crude Oil pipeline supported by long-term fee-based contracts; expandable to 570,000 bpd • Mariner East provides significant Appalachian liquids takeaway capacity connecting NGL volumes to export opportunities at Marcus Hook • Overland Pass, Texas Belle, Promesa and Bayou NGL Pipelines add further franchise strength	• Bakken and Bayou Bridge crude takeaway to Gulf Coast refineries • Permian crude, condensate and NGL takeaway • Ethane and Propane exports out of Marcus Hook • NE Transportation of incremental liquids volumes from legacy Williams footprint
SUN	**Wholesale and Retail Fuel Distribution and Marketing**	• Diversified sales channels, long-term fee-based contracts and significant real estate holdings represent wide revenue mix • Vast drop down inventory expected to significantly expand SUN's scale and provide further geographic diversity	• Wholesale fuel distribution / retail consolidation • Entry of Sunoco brand into Texas and neighboring states
LNG	**LNG Regas and Export**	• Liquefaction transforms Lake Charles LNG into bi-directional facility capable of exporting and importing LNG • Finalized terms with BG on a minimum 25-year tolling contract	• LNG Export facility nearing construction phase • ETP pipelines are the only means to deliver gas to Lake Charles LNG

6

Merger Creates one of The largest energy franchises in the U.s.... Largest transporter of natural gas in the U.S. 3rd largest NGL business in the U.S. Largest G&P MLP and NGL Producer in the U.S. 3rd largest MLP transporter of crude oil in the U.S. Natural Gas NGLs Crude Oil 2nd largest planned LNG Export facility in the U.S. Leading non-refining gasoline distributor in the U.S. Transport volumes representing approximately 35% of U.S. natural gas production Over 11 Bcfd processed and 498 Mbpd of NGL produced Fractionating 12% of NGL volumes in Mont Belvieu with plans to more than double capacity Transport more than 15% of crude oil in the U.S. Represents 15% of current approved U.S. LNG exports Supply ~5% of U.S. retail gasoline sales Don’t have solid backup for this slide, except LNG

Unique geographic footprint to help drive increased energy production… Source: Company disclosures, DI Desktop and EIA Drilling Productivity Report; November 2015 (1) Includes unconsolidated affiliates volumes Asset Summary ETE Williams Pro Forma Pipeline (miles) 71,000 33,000 104,000 Midstream Throughput (MMBtu/d) 10,400,000 ~10,000,000 ~20,400,000 NGL Production (Mbpd) 443 128 571 Natural Gas Transported (MMBtu/d) 20,405,000(1) 11,348,000 31,753,000 Company Operated Dealer / Distributor Operated Combined Sunoco Retail Platform ETP Assets SXL Assets Crude Production (Mbpd) Natural Gas Production (MMcf/d) WPZ Pipelines WPZ Gas Processing Plants WPZ LPG Fractionators Bakken Niobrara Permian Marcellus Eagle Ford Haynesville 1,110 1,568 114 356 2,571 4,181 897 2,021 5,279 6,853 0 51 1 1 53 84 6,361 0 1,278 0 6,529 15,664 Alberta Development Projects Marcus Hook Nederland Eagle Point Crude Conversion Dakota Access Comanche Trail Rover Lone Star Express Revolution System Mariner East Phase 2 Trans-Pecos Bayou Bridge Lake Charles LNG Ohio River System Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB 9 9 SXL Terminals ETP Gas Processing Plants

Alberta South America Caribbean Europe Mexico Europe India Asia Europe Asia South America Asia South America Canada NGLs LNG Natural Gas ETP Assets SXL Assets WPZ Assets Energy Transfer Assets Exceptionally well-positioned to capitalize on u.s. energy exports Marcus Hook Nederland Energy Transfer Projects Eagle Point Crude Conversion Dakota Access Comanche Trail Rover Lone Star Express Revolution System Mariner East Phase 2 Trans-Pecos Bayou Bridge Lake Charles LNG Asset base well-positioned to capture the changing supply and demand dynamics for condensates, natural gas, NGLs and LNG Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

…AND A FULLY INTEGRATED MIDSTREAM / LIQUIDS PLATFORM ACROSS NORTH AMERICA

The ability to integrate a producer liquids end-to-end solution will better serve customers and alleviate bottlenecks currently faced by producers



Energy Transfer
NGL Pipelines
Crude Projects
NGL Projects
LNG Facilities
Fractionator
Sunoco Logistics
Refined Products
Crude Products
Growth Projects
Facility
Williams
LPG Pipelines
Crude Products
Chemical Plant
LPG Fractionator
Hutchison Rail Terminal

Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

Marcus Hook: The future Mont Belvieu of the North

- 800 acre site: inbound and outbound pipeline along with infrastructure connectivity
- Logistically and financially advantaged for exports being 1,500 miles closer to Europe, significantly reducing shipping cost.
- Advantaged to local and regional markets
- No ship channel restriction, compared to the Houston ship channel
- 4 seaborne export docks can accommodate VLGC sized vessels

Lone Star is the fastest growing NGLs business in Mont Belvieu

- Fracs I and II in operation, Frac III expected in operation next month. Frac IV in operation in 4Q 2016
- Plot plan in place for an additional 3 Fracs on existing footprint (7 fractionators in total)
- Total Frac capacity potentially 800,000/Bpd
- 2,000 miles of NGL pipelines with fully expanded capacity of 935,000 Bbls/d
- Storage capacity of 53mm Bbls
- 210,000 bpd LPG export terminal
- 80,000 of diluent export capacity

10

ORGANIC GROWTH CONTRIBUTES TO ENERGY TRANSFER'S STRONG FOOTHOLD IN THE MOST PROLIFIC PRODUCING BASINS

ETP Projects
SXL Projects



Active in 9 of the top 10 basins by active rig count with a rapidly increasing footprint in the most prolific US onshore plays
2016 Bakken Crude Pipeline (1)*
2013 Mariner West
2014 Mariner East 1 - Propane
2015 Allegheny Access
Mariner East 1 – Ethane and Propane*
Ohio River System Project*
2016 Mariner East 2*
NE PA Expansion Projects
2017 Rover Pipeline (includes making PEPL/TGC bi-directional)*
Revolution Pipeline*
2010 Fayetteville Express Pipeline –185 mile 42" gas pipeline
2009 Midcontinent Express JV – 500 mile gas pipeline for Woodford and Barnett
2014 Granite Wash Extension
2009 Phoenix Lateral added to Transwestern pipeline – 260-mile, 36" and 42" gas pipeline
2007 Expanded Godley Plant to 400 MMcf/d
2008 Expanded Godley Plant to 600 MMcf/d
Eight 36" & 42" gas pipelines totaling 419 miles
Texas Independence Pipeline – 148 mile 42" gas pipeline
2013 Godley Plant – expanded to 700 MMcf/d
2013 Permian Express 1
2014 Rebel Plant
Permian Express 1 expansion
2015 Permian Express 2
Mi Vida Plant
2016 Permian Longview & Louisiana Extension*
Delaware Basin Extension*
Orla Plants*
Lone Star Express*
2017 Trans-Pecos / Comanche Trail*
2007 First 42" gas pipeline in Texas
2010 Tiger Pipeline – 175 mile 42" gas pipeline
2015 Alamo Plant*
2014 Eaglebine Express
2010 Dos Hermanas Pipeline – 50 mile, 24" gas pipeline
2011 Chisholm Pipeline – 83 miles
Rich Eagle Ford Mainline ("REM") Phase I – 160 miles
2012 Chisholm Plant, Kenedy Plant, and REM Phase II
Lone Star West Texas Gateway
2014 REM expanded to exceed 1 Bcf/d
Rio Bravo Crude Conversion
Eagle Ford Expansion Project
2015 Kenedy II Plant (REM II)
2011 Freedom (43 miles) and Liberty NGL Pipelines (93 miles)
2012 ETP Justice Pipeline
Lone Star Fractionator I
2013 Lone Star Fractionator II
Jackson Plant
2014 Nueces Crossover
2015 Mariner South
Lone Star Fractionator III*
2016 Bayou Bridge (1)*
Lone Star Fractionator IV*
2020+ Lake Charles LNG Facility (60% ETE/40% ETP)*

* Growth project under development
(1) ETP / SXL joint venture.

11

ETE’s pro forma Cash flow components Note: This is for illustrative purposes and does not represent the actual amount of distributions received (1)Pro forma for the SUN transaction on 11/16/2015 $0.00 ETP IDR Sub SXL TLNG WPZ SUN (1)

ETE will continue to benefit from solid underlying cash flow growth ($ in millions) AA- BBB BBB- BB ETP SXL SUN LC LNG WPZ Distributions Received From Underlying Operating Partnerships(1) Cash Flow Contribution to ETE 2016E Pro Forma 2016E Pro Forma Note: Assumes 100% cash election resulting in equity consideration equal to a 1.5849x exchange ratio for WMB transaction. Assumes effective WMB transaction close date of 1/1/2015 for illustrative purposes. Figures exclude ETE SG&A. 2012 and 2013 ETP GP + IDRs include dividends from Holdco. Class H includes ~50% (~90% after SXL / Bakken transfer) of SXL GP and IDR cash flows, SUN GP + IDRs and pro forma SUN LP distributions from the 11/15 drop excluding the impact of IDR subsidies and subsidy offsets. Excludes WMB NGL / Petchem cash flow and impact of IDR subsidy to ETP. WPZ projections are derived from Williams’ and Energy Transfer Management forecast. Assumes AA- rating for unencumbered LC LNG cash flows (current Shell rating) 2015E Pro Forma 2015E Pro Forma Cost, commercial synergies included. PF for SUN drop and includes SUN LP dist to ETE (2) (2) (1) CAGR: 25%

PEER-LEADING HISTORICAL AND PROJECTED DISTRIBUTION GROWTH

Historical & Projected DPU Growth



Historical DPU CAGR
Q3 '13 – Q3 '15
Projected DPU CAGR
2015E – 2017E
ETE
30%
21%
ETE Peers (1)
26%
8%
ETP
8%
8%
ETP Peers (1)
7%
5%
SXL
21%
16%
SXL Peers (1)
8%
6%
SUN
16%
12%
SUN Peers (1)
9%
6%

2015E-2017E ETE/WMB Distribution CAGR vs. Public GP Peers



ETE
21%
Western Gas
21%
ENLINK MIDSTREAM
17%
TARGA
13%
Williams.
12%
KINDER MORGAN
8%
Spectra Energy
8%
PLAINS GP HOLDINGS
7%
ONEOK
7%
Enterprise Products Partners L.P.
6%

Source: Company filings, Factset. Consensus estimates. Market data as of 11/13/2015.

(1) Median of peers shown. ETE peers include WGP, ENLC, PAGP, SE, TRGP, KMI and OKE; ETP peers include EPD, WPZ, PAA, EEP, SEP and OKS; SXL peers include MMP, PAA, BPL, TLLP, NS, GLP, RRMS, and BKEP; SUN peers include CAPL and GLP.

14

significant Value upside for ETE unitholders Illustrative Effective ETE Price Appreciation Source: FactSet market data as of 11/13/2015. Median Wall Street research price target as of 11/13/2015. Reports date from 8/6/2015 to 11/6/2015. Assumes realized synergies resulting in $1.25bn of incremental cash flow at ETE by 2020 capitalized at current yield of 6.3% as of 11/13/2015. Assumes pro forma unit count of 2,194.5mm units following the WMB acquisition. ~$8 OVER 100% POTENTIAL VALUE UPLIFT Commercial synergies and cost synergies included $18.24 ~$41 ETE Market Price (11/13/2015) Upside to Analyst Median Price Target (1) Total Potential ETE Unit Value Fully Realized Synergies (at current yield) (2) ~$15

Merger improves ete’s credit profile Pro Forma Interest Rate Exposure (3) Pro Forma Maturity Profile ($ millions) Net Debt = $17,680 million Pro Forma Capital Structure Shown at maximum cash election of $8.00 per WMB share. Revolver balance shown net of cash Assumes WMB revolver paydown and termination Term Loans subject to 75bps LIBOR floor. Transaction notes assumed to be fixed rate upon permanent financing. Excludes new transaction debt (3) (2) (1) $817 $1,910 $1,093 (2)

Key Takeaways The Williams merger creates numerous benefits: Enhances overall cash flow diversification by commodity exposure, geographic areas and customer base Increases long-term cash flow growth Improves pro forma credit profile ETE will derive its cash flow strength from: Three of the largest investment grade diversified MLPs (ETP, SXL and WPZ) as well as a fast growing retail fuel MLP (SUN) Increasing incentive distributions resulting from significant growth projects that have been announced by ETP, SXL and WPZ Direct participation in a highly certain LNG export opportunity with fixed fees for 25 years from high credit quality customer WMB benefits from the size and strength of a broader, more diversified platform: Tax-deferred exchange using a C-Corp structure Attractive premium with significant upside through ownership of ETE Corp shares Higher dividends per share and dividend growth than WMB on a stand-alone basis ETE will be stronger and better positioned with even greater strategic and financial optionality Consolidated group has better potential for growth in a volatile commodity price environment Largest energy infrastructure group in the world

Illustrative Transaction timeline September 2015 Sign Merger Agreement Announce transaction Finalize proxy / registration statement Begin regulatory approval process File proxy statement / S-4 registration statement WMB shareholder vote Merger Close File for Regulatory (HSR) Approval 8 – 12 weeks 5 months expected timing from announcement to closing Subject to SEC review & regulatory approval Integration plan will result in one functional organization at closing

Appendix

SUBSTANTIAL opportunity TO REALIZE shared service cost savings Shared Service Implementation Is Identical to Our Highly Successful Approach With Sunoco, Inc. Value Creation Low execution risk Run-rate cost synergies achieved by 2017 At least $400 million annual cost synergies

g&A comparison and Synergy Track Record ($ in millions) WMB / ETE G&A Historical Synergies Track Record ($ in millions)